January 20, 2012

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 7010

Washington, D.C. 20549

Re:	Marathon Oil Corporation

  Form 10-K for Fiscal Year Ended December 31, 2010

  Filed February 28, 2011

  File No. 001-05153

Dear Mr. Schwall:

Set forth below is a response from Marathon Oil Corporation to a comment from the staff of the United States Securities and Exchange Commission, dated December 21, 2011, concerning Marathon’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010.

For your convenience, we have repeated the comment prior to the response. The comment is highlighted in bold.

Form 10-K for the Fiscal Year Ended December 31, 2010

Exhibit 32.1

Comment 1

We hereby re-issue prior comment 4; rather than filing on Form 8-K, you must file an amended Form 10-K, as that comment indicated.

Response

We filed Amendment No. 1 on Form 10-K/A for the fiscal year ended December 31, 2010 on January 20, 2012 to correct a typographical error on the certification filed as Exhibit 32.1.

We acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please acknowledge receipt of this response letter by electronic confirmation. Please call the undersigned at 713-296-4333 or Richard J. Kolencik, Assistant General Counsel at 713-296-2535, if you have any questions regarding this submission.

Very truly yours,

/s/ Michael K. Stewart
Michael K. Stewart Vice President, Finance and Accounting, Controller and Treasurer